Exhibit 99.1

Franco-Nevada

Third Quarter Ended September 30, 2012

STATES
.9995
PLATINUM
1 oz.

9999
FINE
GOLD

Franco-Nevada Corporation

Franco-Nevada Reports Third Quarter Results and 20% Dividend Increase

•                  Revenue of $105.2 million, 91% from precious metals;

•                  Net Income of $52.0 million, or $0.36 per share;

•                  Adjusted Net Income of $45.3 million, or $0.31 per share;

•                  C$400 million royalty acquisition on the Weyburn Oil Unit; and

•                  Monthly dividend increased to $0.06 per share, a 20% increase.

TORONTO, November 6, 2012 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) today reported its financial results for the three and nine months ended September 30, 2012. Financial results are prepared in accordance with IFRS and expressed in U.S. dollars. The Company’s Consolidated Condensed Interim Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com.

Selected Financial Information

	Three months ended		Nine months ended
	September 30,		September 30,
(Millions of US dollars, except per share amounts)	2012	2011	2012	2011
Revenue	$105.2	$113.3	$312.9	$292.7
Operating income	55.0	57.5	160.2	135.7
Net income	52.0	44.1	135.7	98.6
Basic earnings per share	$0.36	$0.35	$0.95	$0.80
Adjusted Net Income(1)	$45.3	$39.8	$124.0	$94.3
Adjusted Net Income(1) per share	$0.31	$0.31	$0.87	$0.76
Adjusted EBITDA(2)	$86.2	$92.2	$254.1	$233.1
Adjusted EBITDA per share(2)	$0.59	$0.73	$1.78	$1.89

	As at	As at
	September 30,	December 31,
	2012	2011
Working capital	$1,181.6	$851.1
Total assets	3,308.9	2,901.0
Total shareholders’ equity	$3,221.2	$2,834.2

(1)         Adjusted Net Income is defined by the Company as net income excluding foreign exchange gains/losses and other income/expenses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items. See Non-IFRS Measures and Reconciliation at the end of this press release.

(2)         Adjusted EBITDA is defined by the Company as net income excluding income tax expense, finance income and costs, foreign exchange gains/losses and other income/expenses, gains/losses on the sale of investments, income/losses from equity investees, depletion and depreciation and impairment charges related to royalty, stream and working interests and investments. See Non-IFRS Measures and Reconciliation at the end of this press release.

This press release contains forward-looking statements. Reference should be made to the Cautionary Statement on Forward-Looking Information at the end of this press release.

Franco-Nevada Q3 2012

CEO Commentary

David Harquail, President and CEO, made the following comments:

“Our solid third quarter results reflect the strength provided by a diversified portfolio.  Today’s agreement to acquire an 11.7% net royalty interest on the Weyburn Oil Unit further strengthens and balances the portfolio with a long-term Canadian based asset which is expected to be immediately accretive to all our financial metrics.  With this Weyburn acquisition and the recent Cobre Panama transaction, Franco-Nevada has committed $1.4 billion in new cornerstone investments which are expected to be important revenue and cash-flow generators for over 30 years.  I am pleased that today the Board has declared a 20% increase in the monthly dividend to $0.06 per share starting in January 2013.  This is Franco-Nevada’s fifth increase in the dividend rate in the five years since its IPO.  Increasing dividends is a reflection of the strength of both the portfolio and the business model.”

Portfolio Highlights

Details of the individual revenue contributions by asset and commodity can be found in our Management’s Discussion and Analysis available on our website. Details on individual assets can be found in our Annual Information Form and Asset Handbook both available on our website.

Producing Assets

•                  Gold - U.S.: U.S. assets generated $25.4 million in revenue in the quarter. Major contributors were the Goldstrike NPI and Gold Quarry which benefited from higher production levels. The operator of the Hollister project in Nevada has sought creditor protection however production and our corresponding royalty payments have continued.

•                  Gold - Canada: Canadian assets continue to perform well generating $12.5 million in revenue in the quarter. Growth came from the Hemlo and Musslewhite NPIs, both of which recently surpassed payout thresholds and Timmins West, a Q1 2012 acquisition.

•                  Gold - Australia: Revenue from Australian gold assets totaled $3.4 million in the quarter. Regis Resources Ltd. (“Regis”) reported the start of production from the Garden Well mine which is part of our Duketon royalty. Bronzewing’s revenues have benefited from both higher production and the purchase of an additional royalty earlier in the year.

•                  Gold - International: International gold revenues benefited from the start of payments from our Subika royalty which is part of Newmont’s Ahafo project and from the Edikan project which was a 2011 acquisition. Both of these projects are in Ghana. However, this growth was offset by lower revenues from Palmarejo, MWS and Cooke 4 (Ezulwini). During the quarter, MWS and Cooke 4 (Ezulwini) were acquired by AngloGold Ashanti Limited and Gold One International, respectively. Despite these assets now being in stronger hands, both operations have been impacted by recent labour strikes in South Africa. The Cooke 4 (Ezulwini) revenues are no longer protected by minimum payment provisions which benefited revenues in 2011.

•                  PGM Assets: Overall revenues were slightly lower at $15.8 million in the quarter mostly due to lower average PGM prices. PGM revenue has not been materially impacted by South African labour issues as the majority of the Company’s PGM assets are in the U.S. or Canada.

•                  Oil & Gas Assets: Oil & gas revenue was $8.4 million which was earned 80.4% from oil assets and 19.6% from gas assets.

Business Development

•                  Cobre Panama - On August 20, 2012, Franco-Nevada announced that it has committed to fund up to $1 billion for the development of the Cobre Panama project currently being constructed by Inmet Mining Corporation. Under the agreement, Franco-Nevada will receive an indexed portion of the gold and silver produced from the project. Full details of the deliverable precious metals, payment terms and deal structure are available in our press release dated August 20, 2012.

•                  Oil Royalty - On November 6, 2012, Franco-Nevada announced its intention to acquire an 11.7% net royalty interest on the Weyburn Oil Unit in south east Saskatchewan for C$400 million. See details in our press release dated November 6, 2012, “Franco-Nevada Agrees to Acquire Weyburn Net Royalty Interest for C$400 Million”.

•                  Gold Royalties Corporation - Franco-Nevada entered into a royalty acquisition partnership with Gold Royalties Corporation under which Franco-Nevada has an option to a 50% participation in any new royalty or stream where the total consideration paid for the royalty or stream is up to C$15 million.

Advanced Assets

•                  Hemlo NPI: During the third quarter, Franco-Nevada received its first revenue from the 50% net profits royalty on the down dip western portion of Barrick Gold Corporation’s Hemlo operation. Franco-Nevada holds both a 3% NSR and a 50% NPI royalty on this portion of the Hemlo operation. This asset has now been reclassified as producing.

•                  Subika: The Company has a 2% NSR on the southern portion of Newmont Mining Corporation’s Ahafo Mine in Ghana. The royalty became payable following the aggregate production from the royalty property exceeding 1.2 million ounces. The Subika operation remains a key growth asset for Newmont which is currently exploring further expansions as well as development of the Subika underground mine. This asset has now been reclassified as producing.

•                  Duketon expansions: Regis announced that it had successfully completed construction and poured first gold at its Garden Well project during the third quarter of 2012. In addition, Regis continues to define the southern extent of gold mineralization at Garden Well, located south of the current resource envelope where the deposit is still open down dip and along strike. Franco-Nevada holds a 2% NSR on Duketon.

•                  Rosemont Copper project: Augusta Resource Corporation (“Augusta”), which filed an updated feasibility study in July, has announced that it expects to have all permits on hand by the end of 2012. If successful, Augusta expects to begin construction in 2013 with first production in 2015. Franco-Nevada holds a 1.5% NSR on the property.

•                  Perama Hill project: Eldorado Gold Corporation (“Eldorado”) has announced that it anticipates approval of the Environment Impact Assessment (“EIA”) by the end of the year for its Perama Hill project in Greece. Following the EIA decision, Eldorado expects to announce a construction decision. Franco-Nevada has a 2% NSR royalty on the Perama Hill project.

•                  Detour Gold: Detour Gold Corporation (“Detour Gold”) released a new mine plan which saw a minor increase to projected average annual production. Detour Gold has announced that it now expects average annual production of 657,000 oz per year over the estimated 21.5 mine life. The project remains on schedule for first gold production in Q1 2013. Franco-Nevada has a 2% NSR on the property.

•                  New Prosperity: Taseko Mines Limited (“Taseko”) submitted a new Environmental Impact Statement for its New Prosperity project in September 2012. Next steps include a public comment period, panel hearings and a panel report. Taseko expects a Federal government decision at the beginning of 2013.

Financial Results

Revenue

•                  Revenue was $105.2 million for the quarter compared with $113.3 million for the comparable quarter. The decrease was attributable in part to the Company’s Cooke 4 (Ezulwini) asset as Franco-Nevada did not benefit from guaranteed minimum payments from Cooke 4 (Ezulwini) in 2012. For the nine months, revenue was $312.9 million, an increase of 6.9% over revenue of $292.7 million for the same nine month period of 2011.

•                  Revenue for the quarter was earned 91.0% from precious metals (76.0% gold; 15.0% PGMs), 8.0% from oil & gas (6.5% oil; 1.5% gas) and 1.0% from other minerals. Geographically, 81.3% of revenue was earned in North America (28.6% US, 30.8% Canada and 21.9% Mexico), 3.9% in Australia and 14.8% in other jurisdictions (12.8% Africa and 2.0% other). The components of revenue were earned as follows: 42.2% revenue-based; 43.6% streams; 10.6% profit-based and 3.6% working interests and other.

Costs and Expenses

•                  Costs of sales include the costs of gold equivalent ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests. Costs of sales for the quarter were $14.3 million which included $10.7 million for cost of stream ounces. For the nine months, costs of sales were $45.5 million including $35.4 million for stream ounces. Depletion and depreciation was $31.3 million and $93.9 million, respectively, for the three and nine month period.

•                  Income tax expense was $14.5 million for the quarter which comprised a current income tax expense of $5.7 million and a deferred income tax expense of $8.8 million. For the nine months, income tax expense was $41.4 million with a $26.9 million current expense and $14.5 million deferred expense.

Balance Sheet and Capital Structure

•                  As at September 30, 2012, Franco-Nevada had working capital of $1.2 billion, no debt, marketable investments of $86.8 million and an undrawn revolving credit facility of $175 million.

•                  As at November 6, 2012, the Company had outstanding 146.5 million common shares, 10.7 million warrants (including 4.2 million assumed from the acquisition of Gold Wheaton), 1.9 stock options, 0.2 million Gold Wheaton stock options, 0.1 million restricted share units and special warrants exerciseable into 2 million warrants.

Dividend Declaration

•                  Today, the Board of Directors of Franco-Nevada declared an increased monthly dividend of $0.06 per share for each of January, February and March 2013. The January dividend will be paid on January 31, 2013 to shareholders of record on January 17, 2013, the February dividend will be paid on February 28, 2013 to shareholders of record on February 14, 2013 and the March dividend will be paid on March 28, 2013 to shareholders of record on March 14, 2013.

•                  The Canadian dollar equivalent is determined based on the noon rate posted by the Bank of Canada on November 5, 2012. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

Shareholder Information

The complete Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com and by tomorrow on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Management will host a conference call on November 7, 2012 at 10:00 a.m. EasternTime to review the results. Interested investors are invited to participate as follows:

•                  Conference Call: Local: 647-427-7450; Toll-Free: 1-888-231-8191; Title: Franco-Nevada Corporation Third Quarter 2012 Financial Results.

•                  Conference Call Replay: A recording will be available until November 14, 2012 at the following numbers: Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 58833221.

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com under upcoming events.

•                  Slides: A presentation to accompany the conference call will be available on the Company’s website prior to the call.

About Franco-Nevada

Franco-Nevada is a gold royalty and stream company. The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest new gold development and exploration projects in the world. Its business model benefits from rising commodity prices and new discoveries while limiting exposure to operating and capital cost inflation. Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay monthly dividends. Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328	416-306-6303
info@franco-nevada.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “anticipated”, “believes”, “plans”, “estimate”, “expect”, “expects”, “expected”, “forecasted”, “targeted” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: risks associated with closing of announced acquisitions; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests or any of the properties in which Franco-Nevada holds a royalty, stream or other interest; the Company’s PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation, assumptions relating to: the closing of announced acquisitions; the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov as well as Franco-Nevada’s annual MD&A. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES: Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website and on SEDAR and on EDGAR.

Non-IFRS Financial Measures Reconciliation

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in millions, except per share amounts)	2012	2011	2012	2011
Net Income	$52.0	$44.1	$135.7	$98.6
Income tax expense	14.5	19.5	41.4	41.4
Finance costs	0.3	0.2	0.9	2.1
Finance income	(3.5)	(1.3)	(8.2)	(2.9)
Depletion and depreciation	31.2	34.7	93.9	97.4
Foreign exchange (gains)/losses and other expenses	(8.3)	1.2	(9.6)	6.7
Loss from equity investee	—	—	—	1.7
Gain on investments	—	(6.2)	—	(11.9)
Adjusted EBITDA	$86.2	$92.2	$254.1	$233.1
Basic Weighted Average Shares Outstanding	145.3	127.1	143.1	123.4
Adjusted EBITDA per share	$0.59	$0.73	$1.78	$1.89
Net Income	$52.0	$44.1	$135.7	$98.6
Foreign exchange (gain)/loss and other (income)/expenses, net of income tax	(0.4)	(0.6)	0.4	3.2
Gain on acquisition of Gold Wheaton/sale of investments, net of income tax	—	(5.4)	—	(17.0)
Mark-to-market changes on derivative	(6.3)	1.7	(8.6)	2.1
Loss from equity investee, net of income tax	—	—	—	1.2
Transaction costs of Gold Wheaton, net of income tax	—	—	—	5.6
Credit facility costs written off, net of income tax	—	—	—	0.6
Withholding taxes reversal	—	—	(3.5)	—
Adjusted Net Income	$45.3	$39.8	$124.0	$94.3
Adjusted Net Income per share	$0.31	$0.31	$0.87	$0.76